Exhibit 99.1
Home Inns Announces Results of 2011 Annual General Meeting
Shanghai, September 16, 2011 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced that it held its 2011 annual general meeting of shareholders on September 15, 2011. During the meeting, the shareholders approved the proposal submitted for shareholder’s approval. Specifically, the shareholders adopted resolutions approving the amendment to HMIN’s Amended and Restated 2006 Share Incentive Plan by adding the following sentence to the end of the existing Section 3.1(a) of the plan:
“Effective as of September 15, 2011, the date of the Company’s annual general meeting for 2011 (the “2011 AGM Date”), the Award Pool shall be increased by that number of Shares equal to 6% of the total outstanding Shares as of the 2011 AGM Date (the “First 2011 Share Increase Amount”). Notwithstanding the foregoing, if the acquisition of Motel 168 International Holdings Limited (the “Motel 168 Acquisition”) pursuant to a definitive agreement dated as of May 27, 2011 by and between the Company and other parties thereto successfully consummates, the Award Pool shall be increased by an additional number of Shares equal to 6% of the number of shares that may be issued in connection with the completion of the Motel 168 Acquisition.”
About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898*2004
Email: zjruan@homeinns.com
Cara O’Brien
FTI Consulting
Tel: +852-3768-4537
Email: cara.obrien@fticonsulting.com

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